UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Bridgepoint Education, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

10807M105

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10807M105		13G/A

1	Name of Reporting Persons Warburg Pincus Private Equity VIII, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 0.0%

12	Type of Reporting Person PN

CUSIP No. 10807M105		13G/A

1	Name of Reporting Persons Warburg Pincus Partners, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 0.0%

12	Type of Reporting Person PN

CUSIP No. 10807M105		13G/A

1	Name of Reporting Persons Warburg Pincus Partners GP LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 0.0%

12	Type of Reporting Person OO

CUSIP No. 10807M105		13G/A

1	Name of Reporting Persons Warburg Pincus & Co.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 0.0%

12	Type of Reporting Person PN

CUSIP No. 10807M105		13G/A

1	Name of Reporting Persons Warburg Pincus LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 0.0%

12	Type of Reporting Person OO

CUSIP No. 10807M105		13G/A

1	Name of Reporting Persons Charles R. Kaye

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 0.0%

12	Type of Reporting Person IN

CUSIP No. 10807M105		13G/A

1	Name of Reporting Persons Joseph P. Landy

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 0.0%

12	Type of Reporting Person IN

SCHEDULE 13G/A

Item 1(a)	Name of Issuer. The name of the issuer is Bridgepoint Education, Inc., a corporation organized under the laws of the State of Delaware (the “Company”).
Item 1(b)	Address of Issuer’s Principal Executive Offices. The Company’s principal executive office is located at 8620 Spectrum Center Blvd., San Diego, California 92123.

Item 2(a)

Name of Person Filing.

This Schedule 13G is filed by Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership (and together with its two affiliated partnerships, “WP VIII”).  Warburg Pincus Partners, L.P., a Delaware limited partnership (“WP Partners”), is the general partner, both directly and indirectly, of WP VIII.  Warburg Pincus Partners GP LLC, a Delaware limited liability company (“WP Partners GP”), is the managing member of WP Partners.  Warburg Pincus & Co., a New York general partnership (“WP”), is the managing member of WP Partners GP.  Warburg Pincus LLC, a New York limited liability company (“WP LLC”), is the manager of WP VIII.  WP VIII, WP Partners, WP Partners GP, WP and WP LLC are collectively referred to as the “Warburg Pincus Entities.”  Charles R. Kaye and Joseph P. Landy are each United States Citizens and Managing General Partners of WP and Managing Members and Co-Chief Executive Officers of WP LLC and each may be deemed to control the Warburg Pincus Entities.  Each of Messrs. Kaye and Landy, together with WP VIII, WP Partners, WP Partners GP, WP and WP LLC, are collectively referred to herein as the “Warburg Pincus Reporting Persons.”  Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership with respect to any Common Stock (as defined below) of the Company, other than the Common Stock owned of record by such Warburg Pincus Reporting Person.

Item 2(b)	Address of Principal Business Office. The address of the principal business office of each of the Warburg Pincus Reporting Persons is 450 Lexington Avenue, New York, New York 10017.
Item 2(c)	Citizenship. See Item 2(a).
Item 2(d)	Title of Class of Securities. Common Stock, par value $0.01 per share (the “Common Stock”).
Item 2(e)	CUSIP Number. 10807M105

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	☒	Not Applicable
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K).

Item 4	Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page of this Schedule 13G for each Warburg Pincus Reporting Person and is incorporated herein by reference for each such Warburg Pincus Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Warburg Pincus Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8	Identification and Classification of Members of the Group.

The Warburg Pincus Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended. The joint filing agreement among the Warburg Pincus Reporting Persons to file this Schedule 13G jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership of all the shares of Common Stock, except to the extent of any pecuniary interest therein.

Item 9	Notice of Dissolution of Group.
Not applicable.

Item 10       Certification.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2018	WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

		By:	Warburg Pincus Partners, L.P.,
its General Partner

		By:	Warburg Pincus Partners GP LLC,
its General Partner

		By:	Warburg Pincus & Co.,
its Managing Member

	By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

Dated: February 8, 2018	WARBURG PINCUS PARTNERS, L.P.

		By:	Warburg Pincus Partners GP LLC,
its General Partner

		By:	Warburg Pincus & Co.,
its Managing Member

	By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

Dated: February 8, 2018	WARBURG PINCUS PARTNERS GP LLC

		By:	Warburg Pincus & Co.,
its Managing Member

	By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

Dated: February 8, 2018	WARBURG PINCUS & CO.

	By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

Dated: February 8, 2018	WARBURG PINCUS LLC

	By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Managing Director

Dated: February 8, 2018

	By:	/s/ Robert B. Knauss
Name: Charles R. Kaye
By: Robert B. Knauss, Attorney-in-Fact*

Dated: February 8, 2018

	By:	/s/ Robert B. Knauss
Name: Joseph P. Landy
By: Robert B. Knauss, Attorney-in-Fact*

* The Power of Attorney given by each of Warburg Pincus & Co., Mr. Kaye and Mr. Landy was previously filed with the U.S. Securities and Exchange Commission on July 12, 2016 as an exhibit to a beneficial ownership report on Schedule 13D filed by Warburg Pincus LLC with respect to WEX Inc. and is hereby incorporated by reference.